

Mail Stop 3030

March 31, 2009

Via Facsimile and U.S. Mail

Martin Richenhagen
Chairman of the Board, President and Chief Executive Officer
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096

> **Re:** **AGCO Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-12930**

Dear Mr. Richenhagen:

We have limited our review of your filings to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Executive Compensation, page 110

1.   We note your disclosure under the caption "Competitive Analyses" on page 16 of the definitive proxy statement incorporated by reference to your Form10-K that based on your analysis of the competitiveness of your compensation levels to companies in your peer group, you concluded that your salaries, annual cash incentive bonuses and long-term incentive opportunities had "slightly different levels of competitiveness compared to the market median, but in all cases [you] determined that the total compensation rendered was reasonable." With respect to each named executive officer and each element of compensation, please tell us, and in future filings indicate, where actual payments and awards fell within your targeted range. To the extent actual compensation was outside a targeted percentile range, please explain why.

2. Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer's compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

3. We note your disclosure under the caption "Base Salary" beginning on page 16 that in 2008, executive officers' salaries were increased in a range of 4% to 14% and that your Chief Executive Officer's salary was set at a level reflecting a 4.9% increase. In future filings, please expand your disclosure with respect to each named executive officer to explain the factors considered in decisions to increase or decrease compensation materially. Refer to Item 402(b)(2)(ix) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney